2200 Ross Avenue, Suite 2800 • Dallas, Texas 75201-2784

fbrumbaugh@fulbright.com • Direct: 214 855 7177 • Main: 214 855 8000 • Facsimile: 214 855 8200

July 3, 2012

VIA EDGAR

Dieter King

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-0404

Re:	Conn’s, Inc.

  Conn Appliances, Inc.

  Registration Statement on Form S-3

  Filed April 18, 2012

  File No. 333-180789

Dear Mr. King:

This letter sets forth the responses of Conn’s, Inc. (“Conn’s”) and Conn Appliances, Inc. (“Conn Appliances” and together with Conn’s, the “Issuers”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 15, 2012 (the “Comment Letter”) with respect to the Registration Statement on Form S-3 (File No. 333-180789) filed on April 18, 2012 (the “Registration Statement”).

For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Issuers’ responses thereto. Contemporaneously with the filing of this letter, the Issuers are filing Pre-Effective Amendment No. 1 to the Registration Statement (the “Form S-3 Amendment”).

General

1.	It appears you did not timely file a Form 8-K under Item 5.07(d) to address the Board’s decision as to the frequency of your shareholder advisory vote on executive compensation. Consequently, it appears you may be ineligible to use Form S-3. Please see General Instruction I.A.3.(b) of Form S-3. Please either amend your registration statement to use an appropriate form or obtain a waiver from the Division’s Office of the Chief Counsel.

AUSTIN • BEIJING • DALLAS • DENVER • DUBAI • HONG KONG • HOUSTON • LONDON • LOS ANGELES • MINNEAPOLIS

MUNICH • NEW YORK • PITTSBURGH-SOUTHPOINTE • RIYADH • SAN ANTONIO • ST. LOUIS • WASHINGTON DC

www.fulbright.com

Securities and Exchange Commission

July 3, 2012

Response:

On May 26, 2011, Conn’s filed a Quarterly Report on Form 10-Q to report, among other things, the voting results at its 2011 annual meeting of stockholders, which was held on May 24, 2011 (the “Annual Meeting”), on an advisory vote on the frequency of advisory votes on the compensation of the named executive officers of Conn’s. Upon receipt of the Staff’s comment, Conn’s promptly filed a Current Report on Form 8-K to report its decision to hold a stockholder advisory vote on the compensation of Conn’s’ named executive officers once every year until the next required vote on the frequency of stockholder votes on the compensation of its named executive officers.

On June 7, 2012, the Office of Chief Counsel of the Division of Corporation Finance of the Commission granted the Issuers its waiver request with respect this late filing.

2.	We note Conn Appliances, Inc. may be co-issuing your debt securities. We also note one or more of your subsidiaries may provide guarantees of your debt securities. Please explain the basis on which Conn Appliances, Inc. and your subsidiary guarantors are conducting the offering on Form S-3. If you are relying on Instruction I.C.4 of Form S-3, please explain how you meet the requirements set forth in that instruction. In this regard, we note your statement in the first paragraph on page 18 stating your “debt securities may be convertible” and counsels’ statements on page 2 in exhibits 5.1 and 5.2 that “the Debt Securities…may be convertible…”

Response:

In response to the Staff’s comment, the Issuers confirm that Conn Appliances and the subsidiary guarantors are conducting the offering on Form S-3 under General Instructions I.C.3 and I.C.4 to Form S-3, which provide that non-convertible securities (other than equity) of a majority-owned subsidiary or its parent, and the guarantees thereof by the parent or the subsidiary, respectively, may be registered on Form S-3 if the parent meets the Registrant Requirements and the applicable Transaction Requirements and the guarantees are full and unconditional (as defined in Rule 3-10 of Regulation S-X). With respect to any debt securities to be issued by Conn Appliances, pursuant to these instructions the Issuers’ intend to register solely non-convertible debt securities, which will be guaranteed by Conn’s and the subsidiary guarantors. Any convertible debt securities that may be offered shall be issued solely by Conn’s (and not by Conn Appliances) and such convertible debt securities will only be convertible into common stock or preferred stock of Conn’s.

Securities and Exchange Commission

July 3, 2012

Conn’s respectfully notes that Compliance and Disclosure Interpretation Question 118.07 provides that Form S-3 may be used to register a subsidiary’s guarantee of the parent’s registered debt securities that are convertible into equity securities of the parent and not any other securities of the subsidiary. Although this interpretation relates to well-known seasoned issuers, the language in General Instruction I.D.1(c) of Form S-3 (offerings by well-known seasoned issuers) is the same as the language of General Instruction I.C.4 of Form S-3. Accordingly, the Staff does not appear to be relying on whether the parent is a well-known seasoned issuer, but rather whether each security, when analyzed separately, could be registered on Form S-3. A similar analysis is set forth in Compliance and Disclosure Interpretation Question 217.02.

In the Form S-3 Amendment, the Company has revised the disclosure regarding convertible debt securities to more clearly reflect this intent.

3.	Absent an exception, Rule 3-10 of Regulation S-X requires financial statements of subsidiary co-issuers and subsidiary guarantors to be included in the registration statement at the time of effectiveness. Please tell us how you intend to comply with the applicable requirements of Rule 3-10. If you intend to rely on an exception in Rule 3-10, please identify the exception in your response and provide us with your analysis as to how you qualify for that exception.

Response:

In response to the Staff’s comment, the Issuers intend to rely on the exceptions to the requirements of Rule 3-10 of Regulation S-X (“Rule 3-10”) provided by Note 1 of paragraphs (d) and (f) of Rule 3-10. Note 1 to the Consolidated Financial Statements of Conn’s for the year ended January 31, 2012 states that Conn’s is a holding company with no independent assets or operations other than its investments in its subsidiaries. Conn’s did not include the other required information with respect to subsidiary guarantees in such Note because there were no subsidiary guarantees issued and outstanding at such time. Conn’s will provide such additional information with respect to subsidiary guarantees in future filings if there are any issued and outstanding subsidiary guarantees at the time of such filing and to the extent it can meet the exceptions provided by Note 1 of paragraph (d) and (f) of Rule 3-10. If Conn’s cannot meet such exception, it will provide the financial information required by Rule 3-10.

4.	We note your statement on page 17 that “[t]he guarantee of any guarantor entity may be released under certain circumstances” and that legal or covenant defeasance is one such circumstance. Please provide us with a description of all the applicable release provisions. In doing so, please differentiate between release provisions that are applicable to your subsidiaries and provisions, if any, that are applicable to you as the parent of those subsidiaries. To the extent you intend to rely on an exception in Rule 3-10 of Regulation S-X, please provide us with your analysis as to the impact of the release provisions on the full and unconditional nature of the guarantees.

Response:

Securities and Exchange Commission

July 3, 2012

In response to the Staff’s comment, the Issuers have included a description of all the applicable release provisions for the subsidiary guarantees under “Description of Debt Securities – Guarantees” in the Form S-3 Amendment.

Risk Factors, page 5

5.	Please add a risk factor disclosing the risks stemming from the volatility of your common stock. In this regard, we note your disclosure on page 33 of your Form 10-K for the fiscal year ended January 31, 2012, regarding the high and low market prices of your common stock in each quarter of the two most recent fiscal years. Please also explain whether any particular factors have resulted in or are anticipated to cause volatility in your stock price.

Response:

In response to the Staff’s comment, the Issuers have added the following risk factor in the Form S-3 Amendment under the heading “Risk Factors”:

The price of our common stock has fluctuated substantially over the past several years and may continue to fluctuate substantially in the future.

From February 1, 2010 to July 2, 2012, the trading price of our common stock ranged from a low of $3.12 per share to a high of $19.83 per share. Our stock may continue to be subject to fluctuations as a result of a variety of factors, which are described throughout our Annual Report on Form 10-K for the fiscal year ended January 31, 2012, including those factors discussed under the section of such report entitled “Risk Factors.” Some of these factors are beyond our control. We may fail to meet the expectations of our stockholders or securities analysts at some time in the future, and our stock price could decline as a result.

Please refer the Form S-3 Amendment under the heading “Risk Factors” for such risk factor. Conn’s will also include such a risk factor in its next Quarterly Report on Form 10-Q.

Selling Stockholders, page 8

6.	We note you are registering a secondary offering as part of this filing. Because this resale transaction is a delayed offering pursuant to Rule 415(a)(1)(i) and you are not a well-known seasoned issuer, this secondary offering cannot be made on an unallocated basis. Please revise this section, the fee table and other portions of the registration statement, as appropriate, to register a specific amount of shares for resale. Please see General Instruction II.D of Form S-3 and Question 228.03 of our Securities Act Rules Compliance and Disclosure Interpretations located at www.sec.gov.

Securities and Exchange Commission

July 3, 2012

Response:

In response to the Staff’s comment, the Issuers have filed the Form S-3 Amendment, which registers the resale of a specific amount of shares of the common stock of Conn’s.

7.	Please describe in greater detail the private transactions in which the selling security holders received their shares. In addition, to the extent it is available to you, please provide the information for the selling security holders required by Item 507 of Regulation S-K.

Response:

In response to the Staff’s comments, the Issuers have described in greater detail the private transactions in which the selling security holders received their shares. Please refer to the Form S-3 Amendment under the heading “Selling Stockholders” for such disclosures.

In response to the request to provide the selling security holder information under Item 507 of Regulation S-K, the Issuers respectfully note that, in accordance with General Instruction II.G of Form S-3 and Rule 430B(b) under the Securities Act, in lieu of providing such information the Issuers have referred to the unnamed selling security holders in a generic manner by identifying the initial transactions in which the securities were sold. Pursuant to such instruction, following the effectiveness of the Registration Statement the Issuers confirm that they will include in a prospectus filed pursuant to Rule 424(b)(7), a post-effective amendment to the Registration Statement, or an Exchange Act report incorporated by reference into the prospectus that is part of the registration statement (which Exchange Act report is identified in a prospectus filed, as required by Rule 430B, pursuant to Rule 424(b)(7)) the names of previously unidentified selling security holders and amounts of securities they intend to sell.

Ratio of Earnings to Fixed Charges, page 9

8.	We note you are registering preferred stock. Please provide a ratio of combined fixed charges and preference dividends to earnings for each of the last five fiscal years as well as a statement regarding the computation of this ratio. Please see Items 503(d) and 601(b)(12) of Regulation S-K.

Response:

In response to the Staff’s comment, the Issuers have clarified in the Form S-3 Amendment that Conn’s did not have any outstanding shares of preferred stock for the periods indicated in the Ratio of Earnings to Fixed Charges table, and accordingly, the ratios of combined fixed charges and preferred stock dividends to earnings for each of the last five years are identical to the ratios presented in such table. Please refer to the Form S-3 Amendment under the heading “Ratio of Earnings to Fixed Charges” for such statement.

Securities and Exchange Commission

July 3, 2012

9.	We note your debt securities may be co-issued by Conn Appliances, Inc. For Conn Appliances, Inc., please provide a ratio of earnings to fixed charges as well as a statement regarding the computation of this ratio. Please Items 503(d) and 601(b)(12) of Regulation S-K.

Response:

In response to the Staff’s comment, the Issuers respectfully note that Conn Appliances is a wholly-owned subsidiary of Conn’s, and all of Conn’s’ subsidiaries are either directly or indirectly owned by Conn Appliances. As Conn’s has no independent assets or operations other than its investment in Conn Appliances, the ratio of earnings to fixed charges are the same for both Issuers. The Issuers have clarified such disclosures in the Form S-3 Amendment. Please refer to the Form S-3 Amendment under the heading “Ratio of Earnings to Fixed Charges” for such clarifications.

Incorporation of Documents by Reference, page 33

10.	Please revise your disclosure to provide the language required by Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations located at www.sec.gov. Your statement in the penultimate sentence of the first paragraph is insufficient in this regard. Please also revise your list of incorporated documents to include the Form 8-Ks filed on April 23, 2012 and May 1, 2012 as well your Definitive Proxy Statement filed on April 20, 2012.

Response:

In response to the Staff’s comment, the Issuers have clarified in the Form S-3 Amendment that all filings by Conn’s under the Exchange Act after the date of the Registration Statement and prior to the effectiveness of the Registration Statement shall be deemed to be incorporated by reference into the prospectus. The Issuers have also revised its list of incorporated documents to include the Form 8-Ks referenced above, the portions of the Definitive Proxy Statement of Conn’s for its 2012 annual meeting of stockholders to the extent specifically incorporated by reference into such Form 10-K, and other subsequent Exchange Act filings required to be incorporated by reference into the prospectus. Please refer to the Form S-3 Amendment under the heading “Incorporation of Documents by Reference” for such disclosures.

Exhibit 5.1

11.	For both Exhibits 5.1 and 5.2, please confirm you will file updated and appropriately unqualified legal opinions of counsel with respect to the legality of the securities being offered for each sale of securities registered in this filing. Please see Section II.B.2.a of Staff Legal Bulletin No. 19 and Question 212.05 of our Securities Act Rules Compliance and Disclosure Interpretations located at www.sec.gov.

Securities and Exchange Commission

July 3, 2012

Response:

In response to the Staff’s comment, the Issuers confirm that they will timely file updated and appropriately unqualified legal opinions of counsel (for both Exhibits 5.1 and 5.2) with respect to the legality of the securities being offered for each sale of securities registered in the Registration Statement.

12.	Counsel may not assume the due authorization, execution and delivery of the documents by the parties it is representing. Please revise the fifth paragraph on page 3 of the legal opinion accordingly. Please also make corresponding changes to the fourth paragraph on page 3 of Exhibit 5.2. Counsel may make this assumption as to parties other than the Company and the Guarantors.

Response:

In response to the Staff’s comment, the Issuers have included revised legal opinions as Exhibits 5.1 and 5.2 to the Form S-3 Amendment that clarifies the Issuers’ legal counsels are not assuming the due authorization, execution and delivery of the documents by Conn’s and the Guarantors.

13.	Please revise the fifth paragraph on page 7 to state, if true, that the Secondary Shares “are” legally issued, fully paid and non-assessable.

Response:

In response to the Staff’s comment, the Issuers have included a revised legal opinion as Exhibit 5.1 to the Form S-3 Amendment that provides the Secondary Shares have been legally issued, fully paid and non-assessable.

14.	We note your statement in the first sentence of the second paragraph on page 9. Please confirm for us that the Warrant Agreements, Rights Agreements, Stock Purchase Agreement, Deposit Agreement and Unit Agreement will be governed by New York or Texas law. Please see Sections II.B.1.f and II.B.2.a of Staff Legal Bulletin No. 19 and Question 212.05 of our Securities Act Rules Compliance and Disclosure Interpretations located at www.sec.gov.

Response:

In response to the Staff’s comment, the Issuers confirm that the Warrant Agreements, Rights Agreements, Stock Purchase Agreements, Deposit Agreement and Unit Agreement will be governed by either New York or Texas law.

Securities and Exchange Commission

July 3, 2012

15.	We note the statements in the penultimate paragraph on page 9 that counsel is not expressing an opinion as to the laws of any jurisdiction besides those specifically named in the opinion and that counsel is relying on the opinion of McGlinchey Stafford PLLC as to the noted matters under the laws of Louisiana. In taking this approach, it appears that counsel is relying on the guidance contained in Footnote 21 of Staff Legal Bulletin No. 19. Consistent with that guidance, counsel’s opinion must cover the law of the jurisdiction of organization of the entity or entities covered by the McGlinchey Stafford PLLC opinion (i.e., Louisiana). Please have counsel revise its opinion accordingly. Please refer to Sections II.B.1.e of Staff Legal Bulletin No. 19.

Response:

In response to the Staff’s comment, the Issuers respectfully note that primary counsel is relying on the guidance provided by Section II.B.1.e of Staff Legal Bulletin No. 19 with respect to the matters under Louisiana law. Pursuant to such guidance and as Louisiana law is outside of primary counsel’s area of expertise, the Form S-3 Amendment includes a legal opinion of local counsel as Exhibit 5.2 regarding the valid existence CAI Credit Agency, Inc., its power to execute and deliver the Indentures, and its taking of all required steps to authorize entering into the Indentures under Louisiana law. The Form S-3 Amendment includes a revised legal opinion of primary counsel assuming such matters. In addition, both primary and local counsel have been named in the Form S-3 Amendment as “Experts” and the Issuers have filed the consents required.

Exhibit 5.2

16.	We note your statement in the first paragraph on page 5. Please clarify for us the purpose clause (iii), particularly the first part of the clause, which addresses “Applicable Laws.” We are concerned that, as drafted, this clause may undermine the opinions provided by counsel, particularly in view of the broad way in which counsel has defined “Applicable Laws.”

Response:

In response to the Staff’s comment, the Issuers have included a revised legal opinion as Exhibit 5.2 to the Form S-3 Amendment which defines “Applicable Laws” as the federal laws of the United States of America and the laws of the State of Louisiana and the reported judicial interpretations of such law.

******

Should any member of the Staff have any questions or additional comments regarding the Issuers’ responses to the Comment Letter set forth above, please do not hesitate to call the undersigned at (214) 855-7177.

Securities and Exchange Commission

July 3, 2012

Very truly yours,

D. Forrest Brumbaugh

DFB/pl

cc:	Mara Ransom, Assistant Director

  Angie Kim

  Theodore M. Wright, Conn’s, Inc.

  Sydney K. Boone, Conn’s, Inc.